Management’s Discussion and Analysis

SAND Technology Inc.
Management’s Discussion & Analysis
Quarterly Report
Second Quarter Ended January 31, 2010

Management’s Discussion and Analysis

This Management’s Discussion and Analysis should be read in conjunction with the attached January 31, 2010, unaudited interim consolidated balance sheet, consolidated statements of operations, comprehensive income and deficit, consolidated statement of cash flows and related notes to the unaudited interim consolidated financial statements. For additional information, readers should refer to SAND Technology Inc’s (SAND) Management’s Discussion and Analysis of SAND’s 2009 Annual Report.

Certain statements contained in this discussion are "forward-looking statements" within the meaning of the United States Securities Act of 1933, of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance," "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to the Corporation on March 16, 2010. For a more detailed discussion of these risks and uncertainties and other business risks, see "Risk factors that may affect future results" below and the Corporation's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

All figures given in this discussion are in Canadian dollars unless otherwise noted. SAND reports its unaudited consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP).

Management’s Discussion and Analysis

Corporate Profile

SAND Technology provides Data Management Software and Best Practices for storing, accessing, and analyzing large amounts of data on-demand while lowering TCO, leveraging existing infrastructure and improving operational performance.

SAND/DNA solutions include CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND/DNA has achieved "Certified for SAP NetWeaver" status and SAND Nearline Integration Controller has achieved "Powered by SAP NetWeaver" status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

Quarterly Performance

The following table shows selected consolidated financial data of SAND for the eight most recently completed quarters. The information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

	2010		2009				2008
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue
Revenue	$1,924,251	$2,485,464	$1,706,293	$2,371,632	$1,747,384	$1,223,928	$1,888,042	$1,905,984
Quarter-over-quarter revenue growth (reduction)	(23%)	46%	(28%)	36%	43%	(35%)	(1%)	34%
Cost of sales and product support	$340,533	$307,120	$319,612	$349,592	$405,632	$321,388	$336,960	$333,900
Gross margin	82%	88%	81%	85%	77%	74%	82%	82%

Total Research and development, amortization of capital assets, and selling, general and administrative expenses and net interest income or expense	$1,611,669	$1,747,054	$1,761,806	$1,721,343	$1,469,167	$1,892,392	$ 2,035,210	$1,563,643
Profitability
Net earnings (loss)	($27,951)	$431,290	($375,127)	$300,697	($127,415)	($989,850)	($484,128)	$8,441
Basic earnings (loss) per share	($0.00)	$0.03	($0.03)	$0.02	($0.01)	($0.07)	($0.03)	$0.00
Quarter-over-quarter increase (decrease) in net
earnings (loss)	(106%)	(215%)	(225%)	(336%)	(87%)	104%	(5835%)	(102%)
Net margin	(1%)	17%	(22%)	13%	(7%)	(81%)	(26%)	0%
Weighted average number of shares outstanding	15,889,619	14,318,189	14,318,189	14,318,189	14,318,189	14,318,189	14,318,189	14,318,189

Management’s Discussion and Analysis

Revenues

The following table provides a summary of the revenue growth for the three-month periods ended January 31, 2010 and 2009,

Revenue - Total and Variation	Q2-10	Q2-09
Revenue
Revenue	$1,924,251	$1,747,384
Variation year-over-year increase (decrease) in revenue	10%	23%

Compared to the second quarter of fiscal 2009, there was a small increase in our revenues for the second quarter of fiscal 2010. The revenue growth is mostly due to higher sales of software licenses in Europe to new and existing customers.

The Corporation has two geographical segments. Both North American and European segments market SAND/DNA Product Suite. The following table provides a summary of the revenue growth by geographical segments for the three-month periods ended January 31, 2010 and 2009,

	North America		Europe
Revenue - Segment and Variation	Q2-10	Q2-09	Q2-10	Q2-09
Revenue
Revenue	$303,803	$823,240	$1,620,448	$924,144
Variation year-over-year increase (decrease) in revenue	(63%)	55%	75%	4%

In North America, our second quarter sales of fiscal 2010 were 63% lower than in the second quarter of fiscal 2009. The decrease is due to the reduction in software and consulting sales; in Q2-09, there were software sales to two new customers and consulting sales to an existing customer but in Q2-10 there were no software and consulting sales.

In Europe, our second quarter sales of fiscal 2010 were 75% higher than in the second quarter of fiscal 2009. The increase is due to the higher sales of software licenses to two new customers and three existing customers. In the same quarter last year, there were smaller software sales to two existing customers.

Management’s Discussion and Analysis

Operating Expenses

The following table provides a summary of the operating expenses for the three-month periods ended January 31, 2010 and 2009,

	Q2-10	Q2-09	As a % of Q2-10 revenue	As a % of Q2-09 revenue
Cost of sales and product support	340,533	405,632	18%	23%
Variation year-over-year increase (decrease) in cost of sales and product support	(16%)	5%
Research and development, net	440,268	504,653	23%	29%
Variation year-over-year increase (decrease) in research and development	(13%)	1%
Amortization of capital assets and other assets	14,374	15,937	1%	1%
Selling, general and administrative expenses	1,077,894	912,393	56%	52%
Variation year-over-year increase (decrease) in selling, general and administrative expenses	18%	(1%)

     a) Cost of Sales and Product Support

Cost of sales and product support consists mainly of salaries and other personnel-related costs of providing support services and other costs related to the sale of third-party software, including certain license fees and royalties.

Compared to the second quarter of fiscal 2009, the cost of sales and product support decreased by 16% in the second quarter of fiscal 2010. The reduction in cost is due to utilizing less external consultants for product support related activities and the decrease in commissions related to product support services.

     b) Research and Development

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

Compared to the second quarter of fiscal 2009, the research and development expenses in the second quarter of fiscal 2010, decreased by 13% due to the reduction in the quarterly accrual of R&D tax credits for the current quarter and the re-allocation of salary of the past President and CEO from research and development to selling, general and administration.

Management’s Discussion and Analysis

     c) Amortization of Capital Assets

Amortization of capital assets consists of the depreciation of computer equipment and leasehold improvements and contract costs over their estimated useful lives. Our amortization was $14,374 in the second quarter of fiscal 2010, compared to $15,937 in the second quarter of fiscal 2009.

     d) Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, selling and marketing expenses, professional service fees, insurance costs and the impact of foreign exchange gains and losses.

Our SG&A expenses were $1,077,894 in the second quarter of fiscal 2010, an increase of 18% from SG&A expenses of $912,393 in the second quarter of fiscal 2009. The increase is due to the increase in commissions due to the higher sales, the compensation of the new President and CEO, the increase in allowance for doubtful accounts, the re-allocation of compensation of the past President and CEO from research and development into SG&A, the increase in travel and related expenses, use of an external marketing consultant and higher foreign exchange loss.

Net Income

The following table provides a summary of the net loss for the three-month periods ended January 31, 2010 and 2009,

Net Income (Loss) - Total and Variation	Q2-10	Q2-09
Net income (loss)
Net income (loss)	($27,951)	($127,415)
Variation year-over-year increase (decrease) in net loss	(78%)	(74%)

Our net loss was $27,951 in the second quarter of fiscal 2010, a decrease of 78% from net loss of $127,415 in the second quarter of fiscal 2009. The decrease is mostly due to the overall increase in sales.

Management’s Discussion and Analysis

The following table provides a summary of net loss by geographical segments for the three-month periods ended January 31, 2010 and 2009,

	North America		Europe
Net earnings (loss) - Segment and Variation	Q2-10	Q2-09	Q2-10	Q2-09
Profitability
Net earnings (loss)	($1,484,104)	($133,672)	$1,456,153	$6,257
Variation year-over-year increase (decrease) in net earnings (loss)	1010%	(41%)	23172%	(102%)

     a) North America

In North America, there was an increase in net loss by a large amount in the second quarter of fiscal 2010, compared to the second quarter of fiscal 2009. The increase is mainly due to the overall decrease in sales in North America to existing customers and a distributor in the form of software licenses and consulting services.

      b) Europe

In Europe, there was a large increase in net profit in the second quarter of fiscal 2010, compared to the second quarter of fiscal 2009. The rise in profitability is mainly due to the overall increase in software licenses and consulting sales in Europe to new and existing customers and the concentrated efforts to reduce external consulting costs related to product support activities.

Liquidity and Capital Resources

The Corporation used $490,036 to finance operating activities during the three-month period ended January 31, 2009, including $20,551 in operating income and $510,587 decrease in non-cash operating working capital. This result compares with the cash used in the same quarter last year of $619,788 to finance operating activities including $87,243 in operating losses and a decrease of $532,545 in non-cash operating working capital. The current reduction in non-cash working capital is mainly due to the smaller increase in accounts receivable and the larger decrease in deferred revenue. Compared to the second quarter of 2009, although the sales were higher and therefore the increase in receivables would have been higher, this was offset by timely payments from customers which led to a smaller increase in receivables. The larger decrease in deferred revenue is a reflection of the revenue recognized on new maintenance contracts that were sold after the end of the second quarter of 2009.

Accounts receivable were $1,559,999 as at January 31, 2010 compared to $1,384,199 as at July 31, 2009. The increase in accounts receivable by 13% was driven by the increase in sales.

Unbilled receivable was $614,913 as at January 31, 2010 compared to $109,414 as at July 31, 2009. The large increase in unbilled receivable represents the sale of software to an existing customer in Europe. The sale of software was an upgrade to the existing software licenses.

Management’s Discussion and Analysis

Prepaid expenses were $160,661 as at January 31, 2010 compared to $97,689 as at July 31, 2009. The increase of 64% is mainly due to the upfront payment for insurance for the fiscal year 2010 offset by the expense incurred over the six month period ended January 31, 2010.

Accounts payable and accrued liabilities were $1,206,932 as at January 31, 2010 compared to $1,002,902 as at July 31, 2009. The increase of 20% is mainly due to the delay in payment of some invoices, the accrual for commissions on higher sales and the accrual for the President and CEO’s compensation. His compensation agreement has not been formalized and is a non-cash compensation package.

During the six-month period ended January 31, 2010, the major shareholder was paid $659,484 as a reduction of the demand loans payable to him. For the six month period ended January 31, 2010, interest and royalties in the amount of $127,769 were accrued.

At January 31, 2010, there was a working capital ratio of 1.43 compared to a working capital ratio of 0.88 as at July 31, 2009. Working capital ratio has been calculated as current assets to current liabilities, excluding deferred revenue and deferred credits which are non-cash items. The improvement in working capital ratio is mainly due to the increase in unbilled receivable, and reduction in the loan payable to a shareholder as well as the reclassification of the long-term portion of the due to shareholder.

Capital expenditures for the six-month period ended January 31, 2010 were $18,875, compared to $17,294 for the same period last year. Most of the acquisitions were related to research and development.

During the six month period ended January 31, 2010, in November 2009, the Corporation completed a non-brokered private placement where the Corporation issued 785,715 units for US$0.70 per unit, for total proceeds of US$550,000 to investors, one of whom effective November 1, 2009, is the President and Chief Executive Officer. Each unit consists of two Class “A” common share and one share purchase warrant, exercisable at a price of US$0.50 per warrant.

Our cash as at January 31, 2010 was $398,797 compared to our cash as at the same quarter last year of $308,122. The slight increase is mainly due to proceeds from the private placement that took place in November 2009. Going forward, the cash required to sustain the business operations will have to come from revenue growth and future financing. The cost structure will remain stable as SAND has basically reached its optimal level with respect to headcount and its related expenses. Given the current global financial crisis it will be difficult to raise large amounts of additional funds through private placements or the market except through an increase in loans from major shareholders or smaller private placements. Another impact of the current global financial situation is that customers are reducing their internal budgets to spend in order to conserve the cash and if they do, they will want longer payment terms.

Management’s Discussion and Analysis

The Corporation believes that its current cash may not be sufficient to meet its anticipated cash needs for ongoing operating expenses and working capital expenditures. If cash generated from operations becomes insufficient to satisfy its liquidity requirements, the Corporation may seek to sell additional equity or debt securities. Currently, the Corporation is confident that it can raise additional short-term capital through private placements or issuing debt.

However, if additional funds are raised through the issuance of debt securities, holders of these securities could have certain rights, preferences and privileges senior to holders of its common shares and the terms of this debt could restrict the Corporation’s operations. The sale of additional equity or convertible debt securities could result in additional dilution to the Corporation’s existing shareholders. The Corporation cannot be certain that additional financing will be available in amounts or on terms acceptable to it, if at all. If the Corporation is unable to obtain additional financing, it may be required to reduce the scope of its operations, which could harm its business, financial condition and operating results.

Commitments

The following table provides a summary of the contractual commitments for the next six years (there are no contractual commitments after 2015).

$
2010	402,360
2011	259,991
2012	75,045
2013	75,045
2014	75,045
2015	25,015
912,501

Transactions with Related Parties

Effective November 1, 2009, Arthur G. Ritchie, President and Chief Executive Officer retired. As a result of his retirement, his loan agreements (described below) have been ratified and consolidated (“Repayment Agreement”) such that the amounts owing to him will be repaid in equal instalments over 3 years. The loan will continue to bear interest at 15% per annum and will be paid on a semi-annual basis. As well, an amendment was made to the inter-creditor priority agreement, whereby the parties agreed that the sums owing under the debentures will be paid by the Corporation to debenture holders and the trustee pari passu to the sums owing by the Corporation to the principal shareholder. So for every $1 paid to the debenture holders, the Corporation shall remit $1 to the principal shareholder. As at January 31, 2010, an amount of $1,485,010 is outstanding.

Management’s Discussion and Analysis

Prior to November 1, 2009

There were three types of loans that were due to the principal shareholder who was also the President and the Chief Executive Officer until his retirement effective November 1st, 2009.

i.	Under the 2009 loan agreement, a maximum of $250,000 of funds was available. The loan bore interest at 15% and it was payable on the last business day of each calendar month.

ii.	Under the 2008 loan agreement, maximum of $400,000 of funds was available. The loan bore interest at 15% and it was payable on the last business day of each calendar month.

iii.

The 2007 loan originated from amounts owed by the Company to the shareholder by virtue of his employment contracts. The loan bore interest at 15% and it was payable on the last business day of each calendar month. As well, as part of his employment contract, he was entitled to a bonus based on the gross revenues resulting from the licensing, sale or other disposition of Nucleus software.

Outstanding Share Data

As at January 31, 2010 the increase in the outstanding shares from 14,318,819 as at July 31, 2009 to 15,889,619 is due to the shares issued as part of the private placement that took place in November 2009 as described above.

Critical Accounting Policies

The Corporation’s significant accounting policies are described in Note 3 to the July 31, 2009 audited consolidated financial statements.

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended July 31, 2009, except for new accounting policies that have been adopted effective August 1, 2009.

Changes in Accounting Policies

The Canadian Institute of Chartered Accountants (“CICA”) issued the following new Handbook Section, which are effective for the Corporation for interim periods beginning on or after August 1, 2009.

Management’s Discussion and Analysis

Financial instruments – disclosures (amendment)

In June 2009, the AcSB amended CICA Section 3862, “Financial Instruments – Disclosure” to include certain requirements related to financial instrument disclosure in response to amendments issued by the International Accounting Standards Board. The amendments are consistent with its strategy to adopt IFRS and to ensure the existing disclosure requirements for financial instruments are converged to IFRS to the extent possible. The new disclosure standards require disclosure of fair values based on a fair value hierarchy as well as enhanced discussion and quantitative disclosure related to liquidity risk. The amended disclosure requirements are effective for annual financial statements relating to fiscal years ending after September 30, 2009.

The additional disclosures required as a result of the adoption of these standards, have been included in Note 13 Financial Risk Management Objectives and Policies, and Financial Risks.

Business Risks and Critical Accounting Estimates

These remain unchanged from the factors detailed in SAND’s 2009 Annual Report.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board (AcSB) announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (IFRS) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, with comparatives for the prior year. The Corporation will be required to report financial statements prepared in accordance with IFRS for the fiscal year ending July 31, 2012 with comparatives for fiscal year ending July 31, 2011. The Corporation continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

Management’s Discussion and Analysis

Outlook

SAND is committed to focusing its resources on the development and enhancement of its SAND products in order to respond to current changing technology and customer needs. SAND is also committed to focusing its attention on growing sales through direct sales, partnerships with key systems integrators and application vendors and alliances with proven indirect channels. We plan to continuously focus our efforts on tightly managing our costs. However, we expect an increase in the selling, general and administrative costs as we expand our sales force and territory coverage to drive future revenue growth. R&D expenses are going to be higher in next half of the fiscal year 2010 due to increases in salaries.

Looking forward we see that the environment is more challenging than we previously anticipated - customers have adopted a more cautious attitude to place orders due to the uncertainty related to the current global economic situation, which in turn may put pressure on pricing. While we are concerned about uncertainties in the macro-economic environment, we believe that the value of SAND products as an enabling technology that increases efficiency and saves costs will remain intact over the long-term. These strengths may prove to be real opportunities in a time when budgets are being cut.

Controls and Procedures

No changes have been made to our internal controls over financial reporting during the quarter ended January 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.